Heartland Oil and Gas Corp.

May 5, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jonathan Duersch

100 F Street, NE

Washington, DC 20549-7010

Fax: 202-772-9368

Ladies and Gentlemen:

Thank you for your December 20, 2005, letter. With this letter we respond to your comments. For your convenience, we restate each of your comments in italics above our response.

Please note that we have moved our headquarters from Vancouver, British Columbia, to Denver, Colorado. Our address is at the bottom of this page.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your auditors’ report was signed by an audit firm based in Vancouver, British Columbia, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. Additionally, please tell us whether or not you plan to continue to use an auditor licensed outside of the United States in future periods.

Response: We and our auditor, Staley, Okada & Partners, Vancouver, British Columbia, have discussed this matter in depth with Mr. Duersch and the Branch Chief with whom Mr. Duersch works. In those discussions we presented the below information. From those discussions you, we and our auditors agreed that, 1, the SEC will not object to our use of Staley, Okada as the auditors of our 2005 financial statements, and, 2, if Staley, Okada opens an office in the state of Washington, the SEC will not object to our use of Staley, Okada as the auditors of our 2006 and later financial statements if the audit is conducted from the office in Washington state.

Staley Okada is registered with the Public Company Accounting Oversight Board. Until recently we were headquartered in Vancouver. As such it was logical to engage a PCAOB-registered auditor in Vancouver. We believe that we have received excellent service from our auditor. We see no reason to consider changing auditors. Because our auditor is licensed in the U.S., we see nothing in Section 5.K of the referenced citation which would preclude us from continuing our auditor’s engagement. We believe that an audit firm which has extensive knowledge of a registrant

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HEARTLAND OIL & GAS CORP.	Page 2 of 14

can likely perform a better audit than a new auditor. If we are correct, investors will be better served by our continued engagement of our current auditor. Furthermore, we are aware that the SEC has significant rules relating to changing auditors. We see no reason to incur the difficulty of taking on the burden of compliance with those rules. The tone of those rules suggest that the SEC also believes that, in general, investors are well-served by continuity of auditors.

Staley, Okada has four partners who the firm authorizes to oversee audits of U.S. companies registered with the SEC. Each of those four partners is a CPA licensed in either Washington State, Oregon or Illinois. The engagement partner on our audit, Mr. Leif Vickars, is licensed in Illinois.

Staley, Okada has advised us that they are planning, prior to beginning the audit of our 2006 financial statements, to open an office in the state of Washington, and to conduct our audit from that office.

Consolidated Statement of Operations, F-4

2. We note that you have presented non-cash compensation apart from the expense classification to which they relate. Please revise your presentation to include these costs in the line item or expense classification to which they are attributed.

Response: In our 2005 Form 10-K we included non-cash compensation in the expense classifications to which it relates, and will continue to do so in future filings.

Note 1 Organization, Operations and Significant Accounting Policies, F-7

3. Please revise your disclosure to clarify how you accounted for your reverse acquisition under the purchase method. Explain why the acquired assets and liabilities are reported at historical cost and whether you accounted for this transaction as a recapitalization, which is more akin to a capital transaction rather than a business combination. Finally, please explain how this transaction is reflected in your statement of shareholders’ equity.

In the referenced note, we said,

On April 10, 2002, Adriatic Holdings Limited (“Adriatic”) entered into a letter of intent to acquire all of the shares of Heartland Oil and Gas Inc., a Nevada corporation (“Heartland”). Heartland was incorporated in the State of Nevada on August 11, 2000… Effective September 17, 2002, the acquisition of Heartland by Adriatic was completed through the issuance of one share of Adriatic common stock for each share of Heartland outstanding. At the time of the acquisition, Adriatic had 7,090,000 shares of common stock outstanding. Adriatic issued 12,212,429 shares of common stock to the shareholders of Heartland, and as a result, the Company had 19,302,429 shares of common stock outstanding immediately after the acquisition. As part of the exchange agreement, Adriatic changed its name to Heartland Oil & Gas Corp. The acquisition of Heartland by Adriatic is considered a reverse acquisition and accounted for under the purchase method of accounting. Under reverse acquisition accounting, Heartland is considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of Adriatic. Assets acquired and liabilities assumed are reported at their historical amounts.

The consolidated financial statements include the accounts of Adriatic since the date of the reverse acquisition (September 17, 2002) and the historical accounts of its wholly owned subsidiary, Heartland Oil and Gas Inc. since inception (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

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HEARTLAND OIL & GAS CORP.	Page 3 of 14

We believe the accounting for the acquisition was correct and that the disclosure was appropriate. In support of our belief we offer the following information.

You asked why the acquired assets and liabilities are reported at historical cost.

In financial statement Note 1 of our 2002 Form 10-KSB we said,

During 2002, Adriatic Holdings Limited (“Adriatic”), a public company based in the United States of America, acquired Heartland in a stock for stock exchange. The acquisition was accomplished on September 17, 2002 through the exchange of all of the outstanding shares of Heartland for 12,212,429 common shares of Adriatic representing a controlling interest in Adriatic. The acquisition of Heartland by Adriatic is considered a reverse acquisition and accounted for under the purchase method of accounting. Under reverse acquisition accounting, Heartland is considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of Adriatic. Assets acquired and liabilities assumed are reported at their fair values and no adjustments were required to the carrying values since management considers the carrying values to approximate fair value.

As highlighted above, the acquired assets and liabilities are reported at historical cost because at the time of acquisition management determined that historical cost approximated fair value.

Also, in our June 2002 Form 10-QSB, the Adriatic balance sheet has shareholders’ equity of $426,919, which is very close to the $409,403 2002 recapitalization which we report in our current shareholders’ equity statement, further support that the historical cost approximated fair market value.

You asked whether we accounted for this transaction as a recapitalization. We accounted for the transaction as a reverse acquisition using the purchase method of accounting as set out in FAS 141. In our shareholders’ equity statement we referred to the transaction as a recapitalization because we borrowed language from Accounting Research Manager’s Interpretation of FAS 141, their section 141.17-2, third paragraph,

Historical stockholders’ equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital.

In future shareholders’ equity statements reporting the transaction we will change the description to “Reverse Acquisition”.

Oil and Gas Properties, F-8

4. We note your use of the term “proven” reserves. Please compare and contrast this term with proved reserves which is defined in Rule 4-10(a) of Regulation S-X and SFAS 25.

Response: In our 2005 Form 10-K we used the word “proved” rather than “proven”, and we will do so in future reporting.

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HEARTLAND OIL & GAS CORP.	Page 4 of 14

5. Please expand your disclosure with respect to the ceiling test, as prescribed under the full cost method of accounting, to explain how you calculate the ceiling test and future net revenues. Refer to Rule 4-10(c)(4) of Regulation S-X.

Response: In our 2005 Form 10-K, the Oil and Gas Property section of financial statement Note 1, Accounting Policies, we explained how we calculate the ceiling test and future net revenue. We repeat that explanation below.

We apply a ceiling test to the capitalized cost in the full cost pool. The ceiling test limits such cost to the estimated present value, using a ten percent discount rate, of the future net revenue from proved reserves, based on current economic and operating conditions. Specifically, we compute the ceiling test so that capitalized cost, less accumulated depletion and related deferred income tax, do not exceed an amount (the ceiling) equal to the sum of: (A) The present value of estimated future net revenue computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current cost) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus (B) the cost of property not being amortized; plus (C) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less (D) income tax effects related to differences between the book and tax basis of the property.

6. Please expand your disclosure to specifically address your accounting policy for evaluating and measuring unproved properties for impairment. Refer to Rule 4-10(c)(3)ii.A of Regulation S-X.

Response: In our 2005 Form 10-K, the Oil and Gas Property section of financial statement Note 1, Accounting Policies, we reported our accounting policy for evaluating and measuring unproved property for impairment. We repeat that explanation below.

In 2005 we recorded an impairment arising from the expiration of certain leases of $73,917, and an impairment of $14,412,743 arising from the oil and gas leases we abandoned in the Forest City Basin in northeast Kansas. In 2005 we also recorded an impairment of $17,112,416 on exploration pilots in the northern part of our acreage, and two coalbed methane exploration pilots in the southern part of our acreage, all in northeast Kansas. We include the impairment losses in exploration expense. We recorded the impairments as of September 30, 2005. In the first nine months of 2005 we conducted extensive evaluations of the properties which we impaired as of September 30, 2005. In the third 2005 quarter we concluded that we should not expend additional funds evaluating the properties, and we offered the properties for sale through an oil and gas lease broker. Prior to completion of our September 30, 2005 financial statements the lease broker advised us that he had been unable to obtain offers to purchase any of the properties. Accordingly we recorded the impairments.

For unproved property we exclude from capitalized cost subject to depletion all cost directly associated with the acquisition and evaluation of the unproved property until it is determined whether or not proved reserves can be assigned to the property. Until such a determination is made, we assess the property at least annually to ascertain whether impairment has occurred. In assessing impairment we consider factors such as historical experience and other data such as primary lease terms of the property, average holding periods of unproved property, and geographic and geologic data. We add the amount of impairment assessed to the cost to be amortized subject to the ceiling test.

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HEARTLAND OIL & GAS CORP.	Page 5 of 14

Note 2 – Oil and Gas Properties, Unproven, page F-10

7. We note that you have characterized your purchase of the “Forest City Basin” assets from Evergreen Resources, Inc., as an asset purchase. Please address the following:

•	Submit the analysis that you performed under EITF 98-3, as referenced in footnote 4 of SFAS 141, demonstrating that your transaction is an asset purchase rather than a business acquisition if that is your view.

Our EITF 98-3 analysis demonstrating that we purchased an asset rather than a business is below.

The EITF’s definition of a business follows:

•	A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of

(a)	Inputs

(b)	processes applied to those inputs, and

(c)	resulting outputs that are used to generate revenues.

•	For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

The Forest City Basin assets we acquired from Evergreen were a group of undeveloped, unproved coalbed methane leases. The leases produced no revenue and did not have the ability to sustain a revenue stream. We acquired the assets in September 2004. We subsequently spent several million dollars in developing some of the assets in order to give the assets the ability to sustain a revenue stream. None of the assets had the ability to sustain a revenue stream until December 2005. We finally began to stream revenue from some of the assets in February 2006.

The EITF also states, “if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.” The assets we acquired from Evergreen were in the development stage and had not commenced planned principal operations at the time we acquired them.

As demonstrated above, the assets we acquired from Evergreen were assets only, not a business.

•	Tell us whether the assets purchased, or the operations relating to these assets, were separately identifiable in the records of Evergreen Resources, Inc, and whether separate financial statements were ever created or obtained in your purchase evaluation process.

As you know, oil and gas companies carefully maintain records of each oil and gas lease the company acquires and holds. This is critical in order to determine: 1, whether the company has fully acquired the drilling rights to the minerals held by the lease, and 2, how many years and months the company has to successfully drill the property and establish production before expiration of the lease. Thus, of course, the assets we purchased were separately identifiable in the Evergreen records. Such separate identification does not constitute a business.

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HEARTLAND OIL & GAS CORP.	Page 6 of 14

As part of our purchase evaluation process we requested, and Evergreen provided, data on the cost Evergreen had expended in their attempt to develop the various leases we acquired from them. We developed a report detailing and summarizing such cost. We did not create or obtain separate financial statements in our purchase evaluation process.

•	Submit your analysis that you performed under Rule 11-01(d) of Regulation S-X regarding whether the group of assets purchased constituted a business.

The analysis that we performed under S-X Rule 11-01(d) was identical to the EITF 98-3 analysis which we present above. Note that Rule 11-01(d) reads in part,

Among the facts and circumstances which should be considered in evaluating whether an acquisition constitutes a business are the following:

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction.

The assets we acquired from Evergreen had no revenue-producing activity. Thus they are not a business.

8. Please provide us a detailed schedule of your asset allocation values which you determined were appropriate in connection with your purchase of the Forest City Basin assets from Evergreen Resources, Inc.

Below is the detailed schedule of our asset allocation values which we determined were appropriate in connection with our purchase of the Forest City Basin assets from Evergreen Resources, Inc.

Cost of Acquisition:
Cash payments	$22,437,541
Fees paid to Holland & Hart (legal counsel)	89,840
Fees paid to Clark Wilson (legal counsel)	30,662
Fees paid to Context	19,237
Fees paid to Spicer Jefferies (accounting firm)	10,720
Other	297

Total cost of acquisition	$22,588,297

Allocation:
Coalbed methane mineral leases	$19,921,397
Tangible support equipment	1,467,313
Gathering pipeline pipe	854,391
Inventory-well site equipment	391,573
Two water trucks	204,618
Asset retirement obligation	(276,953)
Other equipment	25,958

$22,588,297

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HEARTLAND OIL & GAS CORP.	Page 7 of 14

9. We note your disclosure of significant exploration and acquisition costs currently excluded from amortization, which relate to your significant ongoing oil and gas projects. Please expand your disclosures to include the current status of the significant properties or projects involved and the anticipating timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7).

We established proved reserves as of December 31, 2005 and began selling natural gas (coalbed methane) in February 2006. As we are currently preparing our Form 10-Q for the quarter ended March 31, 2006, we began depleting our full cost pool in the Mar 06 quarter. We provided readers of our 2005 Form 10-K a detailed report of the current status of our undeveloped property, the related projects and the anticipating timing of the inclusion of the cost of such property in the depletion computation.

Note 6 Preferred Stock, page F-11

10. We note that you issued 995,305 Series A Convertible Preferred Stock, along with stock purchase warrants, which were converted into 2,378,118 shares of common stock during your fiscal year ended December 31, 2004. Please expand your disclosure to include the conversion terms and warrant value at date of issuance. Additionally please explain how you considered paragraphs 5 and 8 of EITF 98-5 and EITF 00-27 in your determination of any beneficial conversion feature associated with the conversion terms and the value allocated to the Series A shares at the date of issuance.

We will include the below disclosure of the Series A Convertible Preferred Stock in our March 31, 2006 Form 10-Q in order to further expand the disclosure of the conversion terms. The below disclosure is marked to show changes from the disclosure in our 2005 Form 10-K financial statement Note 8. This expanded disclosure is based on paragraphs 5 and 8 of EITF 98-5 and EITF 00-27. Specifically, Issue 7 of EITF 00-27 is directly applicable to the participation right of the Series A. Also the Series A had a beneficial conversion feature which was to be valued as of the Series A issuance date.

•	On January 13, 2004, we completed the sale of 995,305 units at $3.20 per unit for proceeds of $3,184,976, before issue cost. Each unit consisted of one share of Series A Convertible Preferred Shares and one half of a common stock purchase warrant exercisable at $3.84 per whole warrant until January 13, 2007. The preferred shares had certain liquidation preferences and participation rights in future equity financings.

•	The holder of a preferred share could redeem the preferred shares under certain circumstances. Management has determined that the circumstances that could trigger redemption at the holder’s option are remote and effectively within our control, consequently there is no mandatory redemption feature.

•	We could redeem the preferred shares up to 12 months, 24 months and thereafter for 112%, 124% and 136% of the conversion price of $3.20.

•	The holders of the preferred shares could convert their preferred shares into common shares at any time on a 1 to 1 basis. This was a beneficial conversion feature because the preferred stock was issued at $3.20 per share and the common stock was trading at $3.95 per share at the time of the preferred stock issuance. This beneficial conversion feature is separately valued at the time of the issuance, as provided by Issue 98-5 of the Emerging Issues Task Force (EITF) of the FASB. The value per preferred share is the difference between the $3.20 and the $3.95, or $0.75. On the 995,305 preferred

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HEARTLAND OIL & GAS CORP.	Page 8 of 14

shares issued this is a total value for the beneficial conversion feature of $746,479, which is accounted for as a dividend and both charged against and credited to additional paid-in capital because we had no retained earnings at the issuance date. The dividend was deemed to have occurred on January 13, 2004, the Series A issuance date, because the conversion right was immediately available to the Series A holders.

•	The holders of the preferred shares could participate in any subsequent equity financing should we do such a financing and could participate in the financing using cash, or the preferred stock as currency based on the $3.20 price times 112%, or $3.584 per preferred share, thus giving the preferred stock holder strong antidilution protection. This is a beneficial conversion feature as provided by EITF Issue 98-5 and Issue 7 of EITF Issue 00-27 and is separately valued as of the date of the actual participation. On October 1, 2004, the holders of 100% of the Series A stock used this right and converted their shares into 2,378,118 shares of common stock for no additional consideration to us. The value of the participation right is computed as: The $3.584 x the 995,305 Series A shares provided the Series A holders with $3,567,177 of value to apply to the participation in the common stock offering. The common stock was sold for $1.50 per share, yielding 2,378,118 shares to the Series A holders. This is an increase of 1,382,812 shares. Valued at the common stock price on the date of the Series A issuance, $3.95, gives a value for the beneficial participation feature of $5,462,107, which is accounted for as a dividend and credited to additional paid-in capital because we had no retained earnings at October 1, 2004, the common stock issue date.

•	We could require the holder of a series A preferred share to convert their preferred share into a common share at any time following

•	at least 18 months from the issuance date and

•	at any time that our shares have traded at or above 200% of the conversion price of $3.20 for 10 consecutive days.

On October 1, 2004, the holders of 995,305 Series A stock converted their shares into 2,378,118 shares of common stock for no additional consideration to us by means of their participation right described above. At December 31, 2004, there was no Series A stock outstanding.

11. Please expand your disclosure to identify the specific terms of your convertible share issuances and your warrants. Please provide us with an analysis to support your conclusion your classification of your warrants and the entire amount of your preferred share issuances as equity. We note that your preferred share agreements contain certain redemption features which could be considered embedded derivatives. Specifically address SFAS 133 and EITF 00-19 in your response. Refer to a discussion of Classification and Measurement of Warrants and Embedded Conversion Features in our Current Accounting and Disclosure Issues in the Division of Corporation Finance which can be located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf .

We will expand our disclosure on the Series A convertible stock as discussed above. We will expand our disclosure on the Series B convertible stock and our warrants in our March 31, 2006, Form 10-Q and subsequent filings as shown below.

Responding to our analysis of the Corp. Fin. discussion of Warrants and Embedded Conversion Features at your website above, our convertible stock and our warrants are outside of the scope of FAS 150. Your website then suggests that we evaluate our warrants under FAS 133. Our warrants do not meet the definition of a derivative under paragraphs 6 – 9 of 133. We then evaluated our warrants under paragraphs 12-32 of EITF 00-19 to determine whether they should be accounted for as a liability or an equity instrument. We have determined that all of our outstanding warrants are equity instruments under 00-19 because on each of the warrants all of the underlying shares have been registered, we have sufficient authorized and unissued shares available to settle the exercise of the warrants, the warrants are for an explicit number of shares, the

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HEARTLAND OIL & GAS CORP.	Page 9 of 14

warrants have no provisions for payment of cash by us to the warrant holders, the warrant holders have no rights ranking higher than the rights of our common stockholders, and we have no obligations under the warrants to post collateral for any reason.

We will include the below disclosure of our warrants in our March 31, 2006, Form 10-Q and subsequent filings in order to expand the disclosure of the terms.

Below is a summary of our warrant activity:

	Warrants	Exercise Price	Expiration Dates
Outstanding at December 31, 2004	2,339,377	$3.38 - $3.84	2006-2007
Outstanding at December 31, 2005	2,339,377	$3.38 - $3.84	2006-2007
Outstanding at March 31, 2006	2,339,377	$3.38 - $3.84	2006-2007

In June 2003 we sold 602,836 units at $2.82 per unit for total proceeds of $1,699,998. Each unit consisted of one common share and one half of a common stock purchase warrant exercisable at $3.38 per whole warrant until June 24, 2006. We issued 25,223 commission warrants (whole warrants) exercisable at $3.38 per warrant until June 24, 2006, in relation to this offering.

In August 2003 we sold 2,754,695 units at $3.20 per unit for total proceeds of $8,815,023. Each unit consisted of one common share and one half of a common stock purchase warrant exercisable at $3.84 per whole warrant until August 26, 2006. We issued 137,735 commission warrants (whole warrants) exercisable at $3.84 per warrant until August 26, 2006 in relation to this offering.

In January 2004 we sold 995,305 units at $3.20 per unit for total proceeds of $3,184,976. Each unit consisted of one Series “A” preferred share and one half of a common stock purchase warrant exercisable at $3.84 per whole warrant until January 13, 2007.

Your website suggests that we evaluate the conversion features of our convertible preferred stock series next by assessing them under paragraph 12 of FAS 133. The two series are essentially identical except for the date issued, the price, and the fact that the Series A preferred was converted into common stock, whereas the Series B preferred is still outstanding. The conversion features are not imbedded derivatives because they do not meet the criteria of paragraph 12a of FAS 133, in that the economic characteristics and risks of the conversion feature ARE clearly and closely related to the economic characteristics and risks of the host contract. The host contract is our preferred stock. The conversion feature converts the preferred stock into other stock we issue, which is clearly and closely related to the economic characteristics and risks of the preferred stock.

Because the conversion features are not imbedded derivatives, your website then provides a pathway to follow in further evaluating the accounting for the securities. Specifically, one of the milestones on your pathway is EITF 00-27, which perfectly describes the provisions of our convertible preferred stock. We discussed the accounting provided by EITF 00-27 for Series A above. We discuss it for Series B below. The two discussions are identical.

In Comment 11 you suggest that our preferred share agreements contain certain redemption features which could be considered embedded derivatives. As we have disclosed, we have determined that the circumstances that could trigger redemption at the holder’s option are remote and effectively within our control, consequently there is no mandatory redemption feature and no embedded derivative.

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HEARTLAND OIL & GAS CORP.	Page 10 of 14

We will include the below disclosure of the Series B Convertible Preferred Stock in our March 31, 2006, Form 10-Q and subsequent filings in order to further expand the disclosure of the terms. The below disclosure is marked to show changes from the disclosure in our 2005 Form 10-K financial statement Note 8. This expanded disclosure is based on paragraphs 5 and 8 of EITF 98-5 and EITF 00-27. Specifically, Issue 7 of EITF 00-27 is directly applicable to the participation right of the Series B. Also the Series B had a beneficial conversion feature which was to be valued as of the Series B issuance date.

•	In September 2004, we completed the sale of 3,529,412 shares of Series B Convertible Preferred Stock at $1.70 per share for proceeds of $6,000,000, before issue cost. The preferred shares have certain liquidation preferences and participation rights in future equity financings.

•	The holder of a preferred share can redeem the preferred shares under certain circumstances. Management has determined that the circumstances that could trigger redemption at the holder’s option are remote and effectively within the control of the Company, consequently there is no mandatory redemption feature.

•	The Company can redeem the preferred shares up to 12 months, 24 months and thereafter for 112%, 124% and 136% of the conversion price of $1.70.

•	The holders of the preferred shares can convert their preferred shares into common shares at any time on a 1 to 1 basis. This is a beneficial conversion feature because the preferred stock was issued at $1.70 per share and the common stock was trading at $2.96 per share at the time of the preferred stock issuance. This beneficial conversion feature is separately valued at the time of the issuance, as provided by Issue 98-5 of the EITF. The value per preferred share is the difference between the $1.70 and the $2.96, or $1.26. On the 3,529,412 preferred shares issued this is a total value for the beneficial conversion feature of $4,447,059, which is accounted for as a dividend and credited to additional paid-in capital because we had no retained earnings at the issuance date. The dividend was deemed to have occurred in September 2004, the time of the Series B issuance, because the conversion right was immediately available to the Series B holders.

•	The holders of the Series B shares may participate in any subsequent equity financing should we do such a financing and may participate in the financing using cash, or the preferred stock as currency based on the $1.70 price times 112%, or $1.904 per preferred share, thus giving the preferred stock holder strong antidilution protection. This is a beneficial conversion feature as provided by EITF Issue 98-5 and Issue 7 of EITF Issue 00-27 and will be separately valued as of the date of the actual participation, should such participation occur. The participation right expires on September 30, 2006.

•	The company may require the holder of a series A preferred share to convert their preferred share into a common share at any time following

•	At least 18 months from the issuance date and

•	At any time that the Company shares have traded at or above 200% of the conversion price of $1.70 for 10 consecutive days.

Form 10-QSB for the period ended September 30, 2005

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page 5

Oil and Gas Property

12. We note that during the period ended September 30, 2005 you impaired certain oil and gas assets. Please expand your disclosure in your interim financial statements to explain in greater detail the events that occurred and how you determined that these properties were impaired.

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HEARTLAND OIL & GAS CORP.	Page 11 of 14

In our 2005 Form 10-K we expanded the disclosure regarding our September 30, 2005, impairment to explain in greater detail the events that occurred and how we determined that the property was impaired, as repeated below. In future quarters in which we have impairments we will expand the disclosure in a similar way.

In 2005 we recorded an impairment arising from the expiration of certain leases of $73,917, and an impairment of $14,412,743 arising from the oil and gas leases we abandoned in the Forest City Basin in northeast Kansas. In 2005 we also recorded an impairment of $17,112,416 on exploration pilots in the northern part of our acreage, and two coalbed methane exploration pilots in the southern part of our acreage, all in northeast Kansas. We include the impairment losses in exploration expense. We recorded the impairments as of September 30, 2005. In the first nine months of 2005 we conducted extensive evaluations of the properties which we impaired as of September 30, 2005. In the third 2005 quarter we concluded that we should not expend additional funds evaluating the properties, and we offered the properties for sale through an oil and gas lease broker. Prior to completion of our September 30, 2005 financial statements the lease broker advised us that he had been unable to obtain offers to purchase any of the properties. Accordingly we recorded the impairments.

Additionally, please address each of the following:

•	Compare and contrast the circumstances which resulted in the impairment in 2005 to the status of the properties and whether or not they also existed on or before December 31, 2004.

In the 2005 Form 10-K discussion of the September 30, 2005, impairments, repeated above, we compared and contrasted the circumstances which resulted in the impairment in 2005 to the status of the property and whether or not they also existed on or before December 31, 2004.

•	Please expand your disclosures to identify and explain in greater detail the reasons underlying the impairment and your methodology used to evaluate assets for impairment.

In the 2005 Form 10-K discussion of the September 30, 2005, impairments, repeated above, we expanded our disclosure to identify and explain in greater detail the reasons underlying the impairment. In a later paragraph in the Oil and Gas Property section of financial statement Note 1 in the 2005 Form 10-K, repeated below, we described our methodology used to evaluate assets for impairment.

For unproved property we exclude from capitalized cost subject to depletion all cost directly associated with the acquisition and evaluation of the unproved property until it is determined whether or not proved reserves can be assigned to the property. Until such a determination is made, we assess the property at least annually to ascertain whether impairment has occurred. In assessing impairment we consider factors such as historical experience and other data such as primary lease terms of the property, average holding periods of unproved property, and geographic and geologic data. We add the amount of impairment assessed to the cost to be amortized subject to the ceiling test.

•	Please expand your discussion in your Management’s Discussion and Analysis to identify whether or not the oil and gas properties that have not been impaired are subject to similar circumstances that resulted in these asset impairments.

1625 Broadway – Suite 1480, Denver, Colorado 80202 Telephone 303 405-8450 Facsimile 303 405-8451

HEARTLAND OIL & GAS CORP.	Page 12 of 14

In the Results of Operations section of Management’s Discussion and Analysis in our 2005 Form 10-K we had the below discussion of impairment.

Exploration Expense:

In 2005 we recorded a total impairment of our oil and gas property of $34,893,028. This impairment was the result of the following items. In 2005 we recorded the expiration of certain leases for $73,917, and an impairment of $14,412,743 arising from the oil and gas leases we abandoned in the Forest City Basin in northeast Kansas. In 2005 we also recorded an impairment of $17,112,416 on exploration pilots in the northern part of our acreage, and two coalbed methane exploration pilots in the southern part of our acreage, all in northeast Kansas. We include the impairment losses in exploration expense.

In our March 31, 2006 Form 10-Q and our 2006 Form 10-K we will repeat the above disclosure, but add to it the following:

In conducting the evaluation of our unproved property which resulted in the impairment we recorded in 2005, we determined that the property which we impaired was indeed impaired. We determined that the property which we did not impair was not subject to similar circumstances that resulted in the impairments.

Stock based compensation

13. Please expand your disclose to describe your accounting policy rather than referring to an accounting standard.

In the Stock-Based Compensation section of financial statement Note 1 in our 2005 Form 10-K we expanded our disclosure to describe our accounting policy as well as referring to the accounting standards, as repeated below.

Stock-Based Compensation

We account for stock-based compensation to employees and directors using Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees. We have adopted the disclosure-only provisions of FASB Statement 123, Accounting for Stock-Based Compensation. Accordingly, we measure compensation cost for stock options at intrinsic value, which is the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount an employee is required to pay for the stock.

We account for stock-based compensation issued to non-employees and consultants in accordance with the provisions of Statement 123 and the consensus of the Emerging Issues Task Force (EITF) of the FASB in Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services. Under our Amended 2005 Stock Option Plan, we may grant up to a maximum of 4,000,000 shares of common stock to key employees and consultants. The options granted under the plan vest over four years except as stated otherwise in the individual grants, and are for a term not exceeding 10 years. In addition, under our 2004 Stock Option Plan, up to a maximum of 2,000,000 shares of common stock were available for grant.

We expense the fair value of options granted to non-employees and disclose the proforma fair value of options granted to employees, officers and directors.

Had we measured compensation cost based on the fair value of the options at the grant date for the years ended December 31, 2005, 2004 and 2003 consistent with the method prescribed by Statement 123, we would have increased our net loss and loss per common share to the pro forma amounts indicated below:

1625 Broadway – Suite 1480, Denver, Colorado 80202 Telephone 303 405-8450 Facsimile 303 405-8451

HEARTLAND OIL & GAS CORP.	Page 13 of 14

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Net loss, as reported	$(41,575,015)	$(1,683,413)	$(1,219,393)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	618,539	766,069	455,375
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,402,458)	(1,753,970)	(550,456)

Pro forma net loss	$(42,357,924)	$(2,671,314)	$(1,314,474)

Loss per share:
Basic and diluted earnings (loss) per common share
As reported	$(0.89)	$(0.06)	$(0.06)
Pro forma	$(0.91)	$(0.09)	$(0.06)

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions, are fully transferable, and are not subject to trading restrictions or blackout periods. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is our opinion that the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Note 4 – Advances to Arabian Heartland, page 8

14. Please explain why you have reported the advance and the impairment of the advance on the face of your balance sheet.

We reported the advance and the impairment of the advance on the face of our balance sheet as a tool in connection with our efforts to recover as much of the advance as possible, if any. As we have disclosed, we have an ongoing dispute with FEIPCO, our former joint-venture participant in our activity in Iraq. We don’t know how this dispute will evolve, but we concluded that it was in our interest in the dispute to show the advance in full as an asset, and to then offset the advance with the impairment to indicate to our readers that we may not be able to recover any of the advance. Nevertheless, FEIPCO, as it reads our filings, can see that we still carry the advance as an asset, even though we have also recorded an impairment.

15. Please explain why you have not accrued a liability for the amount FEIPCO indicates is due from you in its September 2005 notice to you. Please expand your disclosure to also conclude in terms as defined in SFAS 5 with respect to this demand for payment.

We have not accrued a liability for any amount FEIPCO may try to recover from us, including the amount they indicated is due from us in their September 2005 notice to us, because, in accordance with FAS 5 paragraph 8a, we have not concluded that it is probable that we will have to make any such payment.

In financial statement Note 4 of our 2005 Form 10-K, after a description of the FEIPCO activity, we included the below paragraph.

1625 Broadway – Suite 1480, Denver, Colorado 80202 Telephone 303 405-8450 Facsimile 303 405-8451

HEARTLAND OIL & GAS CORP.	Page 14 of 14

In September 2005 we received a notice from FEIPCO terminating the JV agreement and claiming that additional funds are owed as part of the joint venture. We are currently conducting a due diligence investigation of FEIPCO and the merits of these claims. We sent correspondence denying any liability to FEIPCO with respect to the claims asserted and will vigorously defend any arbitration or other legal action based upon such claims. To our knowledge, FEIPCO has not commenced a legal action. As of March 24, 2006 we are unable to determine that an outcome either favorable or unfavorable to us is either probable or remote. In addition, we are unable to determine the status of our investment in Iraq. As a result, we have fully impaired the investment and advances to the joint venture.

In our March 2006 Form 10-Q and in subsequent filings, in addition to the above disclosure we will state, responsive to paragraph 10 of FAS 5,

We cannot estimate any future possible additional loss, but we believe that any such possible loss will not be material to our financial position or results of operations.

Critical Accounting Policies, page 17

16. Please explain why you refer to SFAS 144 with respect to your impairment of oil and gas properties that you account for under the full cost method.

In our 2005 Form 10-K we restricted our reference to FAS 144 to the Long-Lived Assets section of financial statement Note 1. This section refers to our assets other than our oil and gas property. We now consider impairment of our oil and gas property in accordance with the full cost method of accounting, rather than with the provisions of FAS 144.

We acknowledge that:

•	Heartland Oil & Gas Corp. is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Comments from the staff of the SEC or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely yours,

/s/ Robert L. Poley
Robert L. Poley, CPA
Chief Financial Officer
Member of the Board of Directors
Heartland Oil & Gas Corp.
Direct telephone: 303-530-9504

1625 Broadway – Suite 1480, Denver, Colorado 80202 Telephone 303 405-8450 Facsimile 303 405-8451